

May 4, 2012

Via E-mail
Brian X. Tierney
Executive Vice President and Chief Financial Officer
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, Ohio 43215

> Re: **American Electric Power Company, Inc.**
> **Form 8-K**
> **Filed April 20, 2012**
> **File No. 1-3525**

Dear Mr. Tierney:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed April 20, 2012

Exhibit 99.1

1. Your discussion focuses on ongoing earnings, a non-GAAP measure. Whenever one or more non-GAAP measures is discussed, Item 10(e)(i)(A) of Regulation S-K requires inclusion of the most directly related GAAP measure with equal or greater prominence. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(i)(A) of Regulation S-K. In addition, you present full non-GAAP utility operation income statements. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Refer to Question 102.10 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. Please tell how you plan to consider the above referenced guidance in future earnings discussions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief

cc: David M. Feinberg
       Senior Vice President, General Counsel and Secretary